Form 45-102F2

Certificate under Subsection 2.7(2) of (3) of
Multilateral Instrument 45-102 Resale of Securities

American Bonanza Gold Mining Corp. (the “Corporation”) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 31, 2003 of a total of 18,295,454 units (the “Units”) at a price of $0.22 per Unit, each Unit consisting of one Class “A” Common Voting Share without par value of the Corporation (a “Common Share”) and one-half of a non-transferable share purchase warrant, each whole warrant entitling the holder to acquire one additional Common Share at $0.28 until January 31, 2004 (each a “Warrant Share”); an additional 450,000 units (the “Agent’s CF Units”), each Agent’s CF Unit consisting of one Common Share and one non-transferable warrant (the Agent’s CF Warrant”) entitling the holder to acquire one additional Common Share at $0.28 until January 32, 2004 (each an “Agent’s CF Warrant Share”); and one non-transferable warrant (the “Agent’s Warrant”) to purchase 1,829,545 Common Shares on the same terms as the Agent’s CF Warrants (each an “Agent’s Warrant Share”), the Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia, as of this 31st day of January, 2003.

American Bonanza Gold Mining Corp.

By:	“Giulio T. Bonifacio”
Giulio T. Bonifacio
Executive Vice President & CFO